

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2021

David Boris
Co-Chief Executive Officer
Forum Merger III Corporation
1615 South Congress Avenue, Suite 103
Delray Beach, Florida 33445

>   **Re: Forum Merger III Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed February 16, 2021**
>   **File No. 001-39457**

Dear Mr. Boris:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Jared Coppotelli